Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee

The Kroger Co. Savings Plan:

We consent to incorporation by reference in the Registration Statements (No. 333-152604 and No. 333-178549) on Form S-8 of The Kroger Co. of our report dated June 27, 2014, relating to the statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Kroger Co. Savings Plan.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 27, 2014